December 14, 2009



Ms. Ellen Sazzman
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:	Variable Annuity Account 				Sent via FAX: 202-772-9285
	Minnesota Life Insurance Company
	Registration Statement on Form N-4
	File Nos. 333-136242 (811-4294) MOA Legend;
			333-91784 (811-4294) MOA Advisor;
			333-140230 (811-4294) MOA Extra;
			333-111067 (811-4294) Waddell & Reed Annuity

Dear Ms. Sazzman:

This letter is a comprehensive response to the SEC Staff comments received by the Company in telephone conversations beginning on November 23, 2009. Each of the SEC Staff?s comments is set forth below, followed by the Company?s response. All of the references are to File No. 333-136242 (MOA Legend), which was the registration statement used in the Staff?s review.

In addition, the Company has provided a marked copy of the registration statement supplement showing changes where appropriate. The revisions will be incorporated into the above-referenced registration statements via post-effective amendment once the Company receives Staff approval to do so.


I.  SEC Comments received on November 23, 2009

1.	Confirm the contract name on the front page of the post effective amendment is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:

Minnesota Life Insurance Company (the ?Company?) confirms that the contract name on the front page of the post effective amendment is and will continue to be the same as the EDGAR class identifiers associated with the contract.

2.	Disclose to staff whether there are any types of guarantees or support agreements with third parties to support the guarantees in the contract.

Response:

There are no third-party guarantees to support the guarantees in the contract.

3.	If the registrant intends to rely upon the exemption provided by rule 12h-
7, under the 1934 Act, please confirm that either the supplement or prospectus contain a statement to that effect.

Response:

The Company confirms that the Rule 12h-7 representation is contained in the prospectus.

4.	Confirm that the prospectus contains disclosure that the general account is not insulated from the claims of insurance company creditors.

Response:

The Company confirms that the prospectus contains disclosure that the general account is not insulated from the claims of insurance company creditors.

5.	Verify excess withdrawals under certain living benefit riders may result in reduction or premature termination of those benefits.

Response:

The Company confirms that the prospectus contains disclosures that explain to contract owners that excess withdrawals may result in a reduction or termination of the benefit. The disclosures for the two currently-available living benefit riders with withdrawal benefits, the guaranteed minimum withdrawal benefit and the guaranteed lifetime withdrawal benefit, are located on pages 48 and 53 of the prospectus, respectively.

6.	Explain in the response memo how and when the supplement language will be incorporated into the prospectus.

Response:

The Registration Statement is amended by this post-effective amendment under rule 485(a). The ?supplement? language amends the language contained in the previously filed registration statement effective May 1, 2009. The ?supplement? will be printed separately and included in each copy of the May 1, 2009 prospectus as well as mailed to each contract owner. The information in the ?supplement? will be included in the prospectus to the registration statement that will become effective on or about May 1, 2010.

7.	In the first paragraph of the supplement, give a brief overview of the supplement, briefly describe each rider that is the subject of the supplement and disclose the advantages and disadvantages of electing the GMIB rider. Include in this introduction reference to the appropriate section of the underlying rider.

Response:

The advantages and disadvantages of the GIPB and GMIB riders are described in detail in the prospectus on page 45 (GIPB) and the supplement on page 6
(GMIB). In response to the Staff?s comment, the following information has been added as the second paragraph of the supplement:

This supplement serves to notify you that we will no longer offer the Guaranteed Income Provider Benefit and we are introducing a new living benefit rider, the Guaranteed Minimum Income Benefit.

8.	In the last sentence of the first paragraph, either describe the guarantees provided under the previously issued GIPB or provide a reference to where those guarantees can be found in the underlying prospectus.

Response:

In response to the Staff?s comment, the following has been added as the last sentence of the third (previously second) paragraph of the supplement:

For more information on the Guaranteed Income Provider Benefit, including the costs and guarantees, see page 45 of the prospectus.

9.	Indicate whether contract owners who currently own GIPB can elect GMIB or whether owners who do not own GIPB can elect GMIB.

Response:

The contract owner may only elect one living benefit rider. This is disclosed on pages 1 and 6 of the supplement.

10.	Clarify the difference between GIPB and GMIB.

Response:

The GIPB and the GMIB are both guaranteed minimum income benefits. The GMIB is being added to replace the GIPB. As of March 1, 2010, the GIPB rider will no longer be available to contract owners (unless elected previously). The cost, features and requirements of the GIPB are different from the GMIB. The current charge for the GIPB is 0.50% annually. The current charge for the GMIB will be 0.95% annually. The GMIB offers an Automatic Payment Phase feature that the GIPB does not. The benefit base calculations are different. A contract owner purchasing the GMIB must comply with investment allocation requirements that are not required of a the GIPB purchaser. The features of both the GIPB and the GMIB are described in detail in the prospectus and supplement.

11.	Can a contract owner elect a GMIB if he or she owns another living benefit rider?

Response:

A contract owner cannot elect a GMIB if he or she owns another living benefit rider. This is disclosed in the supplement on pages 1 and 6 and in the prospectus.

12.	In the section heading for the initial GMIB description on page 1 of the supplement, describe with greater specificity where the summary would appear in the prospectus.

    Response:

In response to the Staff?s comment, the section heading has been revised and now reads:

The subsection entitled ?Other Optional Riders?, within the section entitled ?An Overview of Contract Features?, is revised to add the following immediately preceding the summary of the Guaranteed lifetime Withdrawal Benefit:

13.	In the initial GMIB description on page 1 of the supplement, add the following disclosure: Excess or noncompliant withdrawals under the GMIB may result in a reduction or premature termination of the rider or its benefits. There are significant limitations on how funds may be invested and withdrawn. Violations of these limitations may result in a reduction or premature termination of the rider or its benefits.

Response:

As discussed with the Staff on November 24, 2009, GMIB is an annuitization benefit and not a withdrawal benefit. As such, the disclosure above is not precisely accurate for this rider. Withdrawals do reduce the benefit a contract owner may receive under a GMIB and there are limitations on how contract value may be allocated among the available funds. These features and limitations are described in detail in the supplement. The Company has included the following additional disclosure immediately preceding the last sentence of the paragraph summarizing GMIB on page 1 of the supplement to help address Staff concerns:

Withdrawals from your contract will reduce the benefit you receive if you annuitize under this rider and there are limitations on how your contract value may be allocated if you purchase this rider.

14.	Add a sentence to the initial GMIB description on page 1 of the supplement referring the reader to the complete rider description in the ?Other
Contract Options (Living Benefits)? section of the supplement.

Response:

The following sentence has been added as the last sentence of the paragraph summarizing GMIB on page 1 of the supplement:

See the section of the prospectus entitled ?Other Contract Options (Living Benefits)? for a complete description of the GMIB.

15.	Add to the supplement a bullet point notation, similar to those in the
?Other Optional Riders? section of the prospectus, that after March 1, 2010, the GIPB rider will no longer be available.

Response:

The disclosure has been updated to add a statement to GIPB summary in the ?Other Optional Rider? section of the prospectus indicating that after March 1, 2010, the GIPB rider will no longer be available.

16.	In the initial GMIB description on page 1 of the supplement, amend the first sentence to indicate that the benefit from GMIB is generally received when the market declines.

Response:

The first sentence of the GMIB description on page 1 of the supplement is revised to read as follows:

This contract option provides for a guaranteed minimum fixed annuity benefit, when elected on certain benefit dates, to protect against negative investment performance you may experience during your contract?s accumulation period.

17.	Include a comment in the overview of the supplement that once elected, the
GMIB cannot be cancelled.

Response:

The requested disclosure is included in the supplement on the first page in the initial summary of GMIB and on page 6 in the rider description.

18.	Include a comment in the GIPB section of the prospectus that the GIPB is no longer available as of March 1, 2010.  See comment #15.

Response:

To comply with the Staff?s comment, the following has been added to the bottom of page 11 of the supplement:

The section entitled ?Other Contract Options (Living Benefits)?
has been revised to add the following immediately after the section heading:

Effective March 1, 2010, we are suspending availability of the Guaranteed Income Provider Benefit (GIPB).

19.	Describe more specifically where the GMIB charge information on page 1 of the supplement will be located in the prospectus.

Response:

In response to the Staff?s comment, the section heading has been revised to read as follows:

The subsection entitled ?Other Optional Benefit Charges taken from Contract Value?, within the section entitled ?Contract Charges and Expenses?, is revised to add the following immediately after the disclosure of the GLWB II-Joint charge:

20.	On page 8 of the prospectus, in the subsection entitled ?Contract Owner
Transaction Expenses? of the section entitled ?Contract Charges and Expenses?, add disclosure that Deferred Sales Charges apply to withdrawals and partial surrenders and remove the mention of Surrender Fees.

Response:

The supplement has been updated to add the requested information and remove the reference to ?Surrender Fees.?

21.	On page 9 of the prospectus, in the subsection entitled ?Maximum Possible
Account Charge Combinations? of the section entitled ?Contract Charges and Expenses?, add GMIB to the list of riders excluded from the maximum charge calculation.

Response:

The supplement has been updated to add the requested information.

22.	On page 9 of the prospectus, in the subsection entitled ?Other Optional
Separate Account Charges? of the section entitled ?Contract Charges and Expenses?, add GMIB to the list of riders with which the GIPB rider may not be elected.

Response:

The supplement has been updated to add the requested information.

23.	Confirm that the examples on the bottom of page 1 of the supplement do not include fee waivers or reimbursements.

Response:

The Company confirms the examples on the bottom of page 1 of the supplement do not include any fee waivers or reimbursements.

24.	Confirm the examples at the bottom of page 1 of the supplement reflect the most expensive contract options.

Response:

The Company confirms the examples at the bottom of page 1 of the supplement reflect the most expensive contract options.

25.	On page 2 of the supplement, describe in the heading to the CustomChoice
Allocation Option where that section will be located in the prospectus.

Response:

The section heading has been revised to read as follows:

The section entitled ?Description of the Contract? is revised to add the following subsection immediately preceding the subsection entitled ?Transfers?:

26.	Confirm that participation in the CustomChoice Allocation Option will not subject the contract owner to transfer fees.

Response:

The Company confirms that participation in the CustomChoice Allocation Option will not subject the contract owner to transfer fees.

27.	Clarify how the CustomChoice allocation limits operate in the context of both purchase payments and contract value.

Response:

If a contract owner elects to participate in CustomChoice, his or her contract value must be allocated according to the limitations described. The allocation requirements apply to new purchase payments as well as existing contract value. A purchase payment becomes contract value when it is allocated. To help clarify the requirements, the description of the CustomChoice Allocation Option on page 2 of the supplement has been revised to remove references to purchase payments.

28.	Clarify how transfers are treated within CustomChoice and are they subject to the CustomChoice percentage limitations.

Response:

If a contract owner participates in CustomChoice, he or she may transfer contract value among fund options within a group or among fund options in different groups provided that after the transfer the allocation meets the CustomChoice allocation (percentage) limitations. This is disclosed on page 2 of the supplement.

29.	Disclose within the CustomChoice description that Group B is the only Group to which a contract owner may allocate 100% of his or her contract value.

Response:

A contract owner may not allocate 100% of his or her contract value to Group B. Both Group A and Group B require a minimum of 30% of contract value be allocated to those groups. This minimum percentage limitation is disclosed on page 2 of the supplement.

30.	Consider adding disclosure that customers may contact the company if they need assistance when determining their allocations.

Response:

Customers may contact the Company at any time for assistance with their contracts via an 800 number disclosed on page 3 of the prospectus. In addition, they are encouraged to work with their representatives. After further consideration, no additional disclosure has been added to the supplement at this time.

31.	Disclose how customers will be notified if their CustomChoice allocation instructions are rejected.

Response:

The Company has added the following to the supplement immediately preceding the last sentence of the first paragraph describing the CustomChoice Allocation Option:

If we receive an instruction that will result in an allocation that does not comply with the allocation limitations, we will notify you either through your financial representative or directly via phone or email.

32.	Confirm in your response memo that the contract owner incurs no additional charge for participating in the CustomChoice Allocation Option.

Response:

The Company confirms that contract owners incur no additional charge for participating in the CustomChoice Allocation Option.

33.	Disclose in the supplement how the contract owner terminates participation in CustomChoice and whether there are any fees associated with terminating participation.

Response:

The CustomChoice Allocation Option is currently only available if a contract owner elects the GMIB rider. To terminate participation in the CustomChoice Allocation Option, a contract owner must allocate his or her entire contract value to another allocation plan approved for use with the GMIB rider. This is disclosed on page 10 of the supplement. In addition, the Company has added the following to the supplement immediately following the last paragraph of the subsection entitled ?Custom Choice Allocation Option?:

Termination
To terminate participation in the CustomChoice Allocation Option you must allocate your entire contract value to another allocation plan approved for use with the rider you have elected.

34.	Confirm the contract owner will not be penalized in any way if allocations violate the allocation limits as a result of market fluctuations.

Response:

The Company confirms that the Company does not penalize contract owners if market fluctuations cause the contract owner?s allocation to violate the CustomChoice allocation limitations. See also comment #32.

35.	On page 5 of the supplement, describe in the section heading where in the prospectus the GMIB option charge language will be located.

Response:

The section heading has been revised and now reads:

The section entitled ?Optional Contract Rider Charges? is revised to add the following immediately preceding the description of the GIPB option charge:


36.	On page 5 of the supplement in the GMIB option charge section, add text indicating the .95% charge is the current charge.

Response:

The supplement has been updated to add the requested information.

37.	On page 6 of the supplement, describe in the section heading where in the prospectus the GMIB option description will be located.

Response:

The section heading has been revised and now reads:

The section entitled Other Contract Options (Living Benefits)? is revised to add the following subsection immediately preceding the subsection entitled ?Guaranteed Income Provider Benefit (GIPB)
Option?:


* * * * * * * * *

II.  SEC Comments received on November 24, 2009


1.	On page 6 of the supplement, provide a brief description of the rider that describes when a contract owner would benefit from electing the GMIB, when it would be disadvantageous for an owner to elect a GMIB, how the GMIB compares to other available annuity options and any relevant riders.
Highlight the fact that this rider is valuable when the market declines and that it is not an additional amount the contract owner will receive above the standard annuitization amount.

Response:

Page 6 of the supplement describes when a contract owner would benefit from the GMIB and when it would be disadvantageous to elect a GMIB. In response to the Staff?s comment, the first sentence of the Guaranteed Minimum Income Benefit (GMIB) Option section has been revised and the following disclosure has been added below the first paragraph of the Guaranteed Minimum Income Benefit (GMIB) Option section:

*	Unlike GLWB and other ?lifetime withdrawal benefit? riders which may allow you to take a certain amount of withdrawals without reducing the benefit you receive under the rider, all withdrawals under the GMIB rider reduce the benefit you receive from the rider. See the Benefit Base description below for additional details on how withdrawals impact the Benefit Base.

2.	On page 6 of the supplement, revised the text of the second bullet to note that the rider may be elected within 30 days prior to any contract anniversary not after any contract anniversary.

Response:

The supplement has been updated to add the requested information.

3.	On page 6 of the supplement, clarify in the ninth bullet whether the
$25,000 limit is a limit on cumulative payments are annual payments and specify whether the $25,000 limit is in addition to payments made during the first contract year.

Response:

The ninth bullet notes that the $25,000 limit applies to purchase payments made after the first year. In response to the Staff comment, the bullet has been revised to clarify the $25,000 limit is a cumulative limit.

4.	On page 6 of the supplement, move the third and ninth bullet points to the second and third positions and then highlight them as well as the first bullet point in bold.

Response:

The supplement has been revised to comply with the Staff?s comment.

5.	Add to the description of the GMIB rider on page 6, the disclaimer that the annuitization rates used with GMIB are more conservative than those used under the base contract.

Response:

The following has been added immediately preceding the last sentence of the GMIB Option description on page 6 of the supplement:

The GMIB annuity payout rates are conservative so the annuity payments provided by this rider may be less than the same annuity payment option available under the base contract, even if the Benefit Base (described below) is greater than the contract value.

6.	On the bottom of page 6 of the supplement, clarify how the GMIB benefit is calculated. For example, is the benefit base multiplied by (as opposed to ?applied to?) the GMIB rate. Also, describe how the GMIB rates are derived and describe those rates with greater specificity.

Response:

In response to the Staff?s comment, the second sentence of the section of the supplement entitled ?The Benefit? has been revised to help clarify that the GMIB benefit is calculated by multiplying the Benefit Base by the GMIB rates provided with the rider. The second sentence also indicates that the GMIB rates are provided with the rider. In addition, the Company has added disclosure to page 6 of the supplement indicating that the GMIB rates are conservative relative to the rates used to calculate annuity payments under the base contract. See comment #5.

7.	Provide an example of when the GMIB will be valuable to a customer.  For example, demonstrate a situation where the market value has declined.
Also, include an example of the GMIB calculation compared to annuitization calculation.

Response:

The examples provided in Appendix G demonstrate contract value and Benefit Base behavior during periods of market decline. In response to the Staff?s comment, the Company has added the following to the right of the columns entitled ?Benefit Base? in example #1 of Appendix G:


	GMIB Fixed 	Minimum Guaranteed
	Annuity Payment	Fixed Annuity Payment

	-	-
	-	-
	-	-
	-	-
	-	-
	-	-
	-	-
	-	-
	-	-
	-	-
	$5,859	$6,650
	$6,371	$7,364
	$6,931	$7,215
	$7,547	$6,575
	$7,831	$6,652
	$8,132	$7,439


8.	On page 6 of the supplement, in the section entitled ?The Benefit? disclose what premium taxes may be deducted after or at annuitization.

Response:

The disclosure on page 6 of the supplement relates to state premium taxes. If a state requires the Company to collect a premium tax, it is collected only at annuitization. In response to the Staff?s comment, the following has been added immediately preceding the last sentence of the first paragraph of the section entitled ?The Benefit?:

Please note: Some states impose a premium tax on amounts used to provide annuity payments. These taxes are deducted at annuitization from the amount available to provide annuity payments.

9.	The GMIB Benefit Base is described on page 7 of the supplement; consider describing the Benefit Base prior to this section.

Response:

The information in the sections preceding the Benefit Base description are necessary to understand how the Benefit Base works. If the Benefit Base section was moved to precede those sections, the Benefit Base description would require numerous cross reference that may confuse readers. After further consideration, the Company declines to make additional edits to this section.

10.	On page 7 of the supplement, in the section entitled ?Exercising the
Benefit? provide an example of how a partial annuitization will be treated as a withdrawal and not a partial annuitization of the benefit base.

Response:

A contract owner cannot partially annuitize the benefit base. This is disclosed in the supplement on pages 7, 8 and 9. The manner in which withdrawals impact the Benefit Base is described in detail in the sections entitled ?Benefit Base? and ?Withdrawals? on pages 6 and 7 of the supplement. In addition, and in response to the Staff?s comment, the Company has added the following disclosure immediately preceding the last sentence of the first paragraph of the section entitled ?Exercising the Benefit?:

This means the contract value amount converted to annuity payments will reduce the Benefit Base as if that amount was a withdrawal. See the sections below entitled ?Benefit Base? and ?Withdrawals? for a complete description of how withdrawals impact the benefit base.

11.	Include the ?conservative rates? disclosure from page 7 in the benefit overview on page 6 and in the GMIB summary on page 1.

Response:

The supplement has been revised to comply with the Staff?s comment. See comment #5.

12.	On page 7 of the supplement, in the section entitled ?Exercising the
Benefit?, where we describe that the annuity payment will be the greater of either the annuity payment calculated under the base contract or the GMIB annuity payment, clarify bullet (a).

Response:

If a contract owner purchases the GMIB rider he or she will receive the higher of the annuity payment provided for the same annuity payment option under the base contract or the terms of the rider, should he or she elect to annuitize. Bullet (a) discloses the base contract half of that feature. In response to the Staff?s comment, bullet (a) has been revised to help clarify the point.

13.	Disclose how the deferred sales charge and any other contract charges effect the calculation of the highest anniversary value as described on page 7.

Response:

The Company has added the following disclosure as the last sentence of the last paragraph describing the Highest Anniversary Value:

Keep in mind, applicable deferred sales charges reduce the Highest Anniversary value at the time of the applicable withdrawal and while other contract charges do not directly reduce the Highest Anniversary Value, they reduce the contract value which may reduce the amount by which the Highest Anniversary Value increases on future contract anniversaries.

14.	Clarify in the second paragraph of the section entitled ?Highest
Anniversary Value? that use of pro rata calculations to reflect withdrawals will increase the reduction in the benefit base when contract value is below the benefit base. Provide an example of this effect when the highest anniversary value is higher than the roll up value.

Response:

In response to the Staff?s comment, the Company has revised example #5 in Appendix G to reflect a reduction in the benefit base when the Highest Anniversary Value is higher than the Roll-up Value. The Company has also replaced the last sentence of the second paragraph of the section entitled ?Highest Anniversary Value? with the following:

The use of pro rata calculations to reflect withdrawals will increase the reduction in the Highest Anniversary Value when the contract value is below the Highest Anniversary Value.

15.	Clarify how the roll up value is adjusted for withdrawals and address how deferred sales charges and other contract charges affect calculation of the rollup value. Also clarify which portion of a withdrawal is subject to pro rata treatment if the withdrawal exceeds the 5% limit, all or just the portion exceeding 5%.

Response:

Withdrawals impact the Roll-up Value differently depending on whether the withdrawal causes the cumulative withdrawals for the contract year to exceed the greater of 5% of the Roll-up Value as of the prior year contract anniversary or the RMD amount. If a withdrawal does not cause cumulative withdrawals to exceed the greater of 5% or the RMD amount, the withdrawal reduces the Roll-up Value on a dollar-for-dollar basis. If the withdrawal causes cumulative withdrawals to exceed the greater of 5% or the RMD amount, the entire amount of the withdrawal will reduce the Roll-up Value on a pro rata basis. To help address Staff concerns, the supplement has been revised to add additional disclosure indicating the entire withdrawal amount of a withdrawal causing cumulative withdrawals to exceed the greater of 5% or the RMD amount, will reduce the Roll-up Value on a pro rata basis. In addition, the Company has included examples in Appendix G which help demonstrate the impact of a withdrawal.

Also, to help clarify the impact of deferred sales and other charges on the Roll-up Value, the Company has added the following as the last sentence of the section entitled ?Roll-up Value?:

 Keep in mind, applicable deferred sales charges reduce the Roll-up Value at the time of the applicable withdrawal.

16.	Clarify in the first sentence of the section entitled ?Required Minimum
Distribution? what is meant by the phrase ?value of your contract and any riders?. The ?and any riders? portion is confusing.

Response:

The IRS requires that the Company assign an actuarial present value to the value of rider benefits. The rider and this value are ultimately part of the contract?s value. To help clarify the point, the Company has removed the phrase ?and any riders? from the sentence.

17.	Clarify whether the RMD amount will be determined based only on this contract, on other Minnesota Life contracts or all contract owner?s contracts.

Response:

The RMD amount will be based only on the single contract to which the prospectus applies. This is disclosed on page 8 of the supplement in the section entitled ?Required Minimum Distribution?.

18.	Clarify the interaction of contract year and calendar year for the purpose of calculating the impact of withdrawals.

Response:

In response to the Staff?s comment, the Company has added the following as the last three paragraphs of the section entitled ?Required Minimum Distribution?:

For a contract which is part of a qualified plan or IRA, any withdrawal that causes the cumulative withdrawals for the contract year to exceed the greater of the RMD applicable at the time of the withdrawal or 5% of the Roll-up Value as of the prior contract anniversary, will reduce the Roll-up Value on a pro-rata basis, as opposed to a dollar-for-dollar basis. Below is an example of how this would apply.

Assume an IRA with a contract year of April 1 to March 31, and there are no withdrawals other than as described. Five percent of the Roll-up Value as of the prior contract anniversary (April 1, 2009) is $5,000. The RMDs for calendar years 2009 and 2010 are $6,000 and $8,000, respectively. If the owner withdraws $1,500 in each of the quarters of calendar year 2009 and $2,000 in the first quarter of calendar year 2010, then the owner will have withdrawn $6,500 for the 2009 contract year. However, since the sum of the owner?s withdrawals for the 2009 contract year is less than the RMD applicable at the time of the withdrawal (i.e., $8,000), all of that year?s withdrawals would reduce the Roll-up Value on a dollar-for-dollar basis.

Consider another example using the same assumptions in the paragraph above, but instead of the contract owner taking the $2,000 withdrawal in the first quarter of 2010 he or she takes it in the last quarter of 2009. In that case, the withdrawals for the contract year exceed the applicable RMD at the time of the withdrawal (i.e. $6,000) and the entire $2,000 withdrawal is subject to pro rata withdrawal treatment.

19.	Add a bullet point disclosure to the section entitled ?Withdrawals?
clarifying that withdrawals are taken before annuitization and the benefit is received at annuitization and that you will not be able to take withdrawals after annuitization.

Response:

In response to the Staff?s comment, the following has been added as the last bullet point in the section of the supplement entitled ?Withdrawals?:

Withdrawals may only be taken prior to annuitizing the contract.
The GMIB benefit is received when the contract is annuitized.
Thus, once you elect to receive the GMIB benefit, you may no longer take withdrawals from the contract.

20.	Either in the first bullet of the section entitled ?Withdrawals? or earlier, as appropriate, discuss how withdrawals under the GMIB are effected by deferred sales charges, free withdrawal amounts and any other contract features or charges that relate to a withdrawal.

Response:

Withdrawals under the GMIB option are treated as any other contract withdrawal for the purposes of deferred sales charges, free withdrawal amounts and any other contract features or charges that relate to a withdrawal. The applicability of deferred sales charges, free withdrawal amounts or other contract features or charges that relate to withdrawals is described in detail in the prospectus on pages 26-28.

21.	In the third bullet of the section entitled ?Withdrawals?, clarify how partial annuitization will be treated as a withdrawal for purposes of reducing the benefit base.

Response:

While the GMIB rider is in effect, a contract owner cannot partially annuitize the benefit base. The amount of contract value converted to provide annuity payments will be treated as a withdrawal for the purpose of reducing the Benefit Base. The manner in which withdrawals impact the Benefit Base is described in detail in the sections entitled ?Benefit Base? and ?Withdrawals? on pages 6 and 7 of the supplement. In addition, and in response to the Staff?s comment, the Company has added the following disclosure as the last two sentences of the third bullet of the section entitled ?Withdrawals?:

This means the contract value amount converted to annuity payments will reduce the Benefit Base as if that amount was a withdrawal.
See the sections below entitled ?Benefit Base? for a complete description of how withdrawals impact the Benefit Base.

22.	In the fourth bullet of the section entitled ?Withdrawals,? describe when withdrawals reduce certain values on a pro rata basis and when certain withdrawals are subject to dollar-for-dollar treatment.

Response:

The applicability of dollar-for-dollar or pro rata withdrawal treatment is described in detail on page 8 of the prospectus. In response to the Staff?s comment, the Company has added the following as the last sentence of the fourth bullet of the section entitled ?Withdrawals?:

See the section above entitled ?Benefit Base? for a complete description of when dollar-for-dollar or pro rata withdrawal treatment applies to the Roll-up Value.

23.	Confirm you have disclosed that all withdrawals under this rider reduce the benefit you receive.

Response:

The Company confirms it has disclosed that all withdrawals under this rider reduce the benefit the contract owner receives.

24.	On page 9 of the supplement in the section entitled ?Subsequent Purchase
Payments? clarify whether the $25,000 limit is an annual or aggregate limit and specify whether the limit applies to payments made during the first contract year.

Response:

The first sentence of the section entitled ?Subsequent Purchase Payments? discloses that the $25,000 limit applies to purchase payments made after the first contract year following the rider effective date. The limit does not apply to payments made during the first year. In response to the Staff comment, the bullet has been revised to help clarify the $25,000 limit is a cumulative limit after the first year.

25.	In the section entitled ?Automatic Payment Phase?, disclose whether the contract will enter the automatic payment phase if the contract value falls to zero due to market performance as opposed to withdrawals.

Response:

The comment assumes that each variable sub-account will all fall to zero simultaneously, without either a charge or a withdrawal. In the unlikely event the contract value falls to zero due solely to market performance, the Automatic Payment Phase will not apply. In response to the Staff?s comment, the Company has added the following as the last sentence of the section entitled ?Automatic Payment Phase?:

In the unlikely event your contract value falls to zero due solely to market performance and not due to a withdrawal or charge, your contract will not be eligible for the Automatic Payment Phase.

26.	In the section entitled ?Automatic Payment Phase?, disclose how and when contract owners will be notified that their contract has entered the Automatic Payment Phase.

Response:

The Company will notify eligible contract owners that their contract has entered the Automatic Payment Phase after their contract value has fallen to zero. In response to the Staff?s comment, the Company has added the following to the supplement immediately following the second sentence of the paragraph describing the Automatic Payment Phase:

We will notify by letter that your contract has entered the Automatic Payment Option and offer you the opportunity to choose from the allowable annuity payment options.

27.	In the section entitled ?Automatic Payment Phase?, disclose whether contract owners will be given the option to make additional premium payments or cancel a withdrawal to prevent the contract from entering the Automatic Payment Phase.

Response:

To the extent permitted by the contract, contract owners can make additional payments to avoid entering the Automatic Payment Phase. When the Company receives a withdrawal request that would result in the contract entering the Automatic Payment Phase, we will notify the contract owner and offer them the opportunity to cancel the withdrawal. The following has been added as the fourth sentence of the section entitled ?Automatic Payment Phase?:

If we receive a withdrawal request that would result in your contract entering the Automatic Payment Phase, we will notify you and offer you the opportunity to cancel the withdrawal.

28.	In the section entitled ?Automatic Payment Phase?, disclose what happens if the contract value falls to zero due to a withdrawal or a charge and the contract is not eligible for the Automatic Payment Phase.  For example, does the rider terminate or does the contract owner have to wait before entering the Automatic Payment Phase.  Depending on what the answer is you may have to disclose this issue earlier in the rider.

Response:

The contact is only eligible for the Automatic Payment Phase prior to the earliest benefit date. If the contract value falls to zero due to a withdrawal or charge when the contract is not eligible for the Automatic Payment Phase the rider and the contract terminates. In response to the Staff?s comment, the following has been added as the last sentence of the section entitled ?Automatic Payment Phase? and the section entitled ?Withdrawals?:

If your contract is not eligible for the Automatic Payment Phase, any withdrawal or charge that reduces your contract value to zero terminates the rider and the contract.

29.	In the section entitled ?Automatic Payment Phase?, clarify circumstances under which the Company would agree to some other arrangement as discussed in the automatic payment phase section.

Response:

The supplement has been revised to eliminate the language at issue.

30.	In the section entitled ?Rider Termination? and the section entitled
?Automatic Payment Phase?, disclose that if the contract owner is not eligible for the automatic payment phase due to a withdrawal exceeding 5% of the Roll-up Value as of the prior contract anniversary and the contract falls to zero, the rider and the contract will terminate.

Response:

The sections entitled ?Rider Termination?, ?Automatic Payment Phase? and ?Withdrawals? contain disclosure indicating that if the contract is not eligible for the automatic payment phase, any withdrawal or charge that reduces the contract value to zero terminates the rider and the contract. See comment #28.

31.	In the section entitled ?Annuity Payment Options?, clarify the disclosure in the first paragraph concerning partial annuitization. Alternatively, if it is explained previously in the supplement, provide reference to explanation.

Response:

In response to the Staff?s comment, the Company has added the following as the last sentence of the first paragraph of the section entitled ?Annuity Payment Options?:

See the section above entitled ?Benefit Base? for a detailed description of how a partial annuitization will impact the Benefit Base.

32.	In the section entitled ?Annuity Payment Options?, clarify in the description of the ?Life with a Period Certain of 60 Months? annuity option that the annuity payment will continue to be made to the beneficiary for the duration of the 60 month period if the contract owner dies during the 60 month period.

Response:

The Company confirms that section entitled ?Annuity Payment Options? contains the requested disclosure.

33.	On page 10 of the supplement, in the second paragraph, clarify the reference to minimum payment requirement.

Response:

The minimum payment requirement allows the Company to reduce the frequency of annuity payments if the amount of the first annuity payment will be less than $150. This prevents the Company from having to pay a large number of very small payments, which is cost prohibitive.

34.	In the section entitled ?Contract Value Allocation Plan,? clarify the nature of the asset allocation plan referred to, including whether the investment advisor is responsible to participants in the asset allocation program for periodically adjusting the composition of the model, whether the investment advisor has established a relationship with program participants, whether the pool of assets invested according to the model constitutes a management investment company and whether the models are changed during the course of the program. Alternatively, please reconfirm in writing, the static nature of the asset allocation plans as was previously done in December 2004.

Response:

Reconfirming for the Staff consistent with our correspondence dated December 2003, the asset allocation program is referred to in the Minnesota Life registration statement in the section entitled ?Focused Portfolio Strategies or Models.? The Model Portfolios are created by Ibbotson Associates, a registered investment advisor, and correspond to specific percentages of particular underlying portfolios that are available in a particular variable product. Ibbotson has a contract to provide this service to Minnesota Life.

Individual contract owners or participants may complete a questionnaire to help determine their investment objectives. Based on the results, individuals may choose to allocate their contract values in accordance with the specific Model Portfolios created by Ibbotson. In each product, the owner or participant is responsible for the allocation election(s). Although the administrative allocation election forms will correspond to the Model Portfolios, election of a particular allocation model is not tracked, only the allocation instruction.

From time to time, Ibbotson may revise its Model Portfolios by, for example, adding or removing particular funds or changing the relative weight of various funds. If Ibbotson revises a particular Model Portfolio, Minnesota Life does not reallocate the contract values of owners who have previously chosen that Model. That is, the Models are not ?dynamic.?

Contract owners may elect to have their contract allocation rebalanced. However, the re-balancing will only re-set the contract value back to the individual?s original allocation instruction. It will not re-allocate contract values to a new revised model portfolio.

There is no charge to the contract owner for using the Ibbotson model portfolios, and there is no compensation to a registered representative for using this program with his/her clients.

35.	In the section entitled ?Contract Value Allocation Plan?, disclose in the description of the CustomChoice Allocation Option the consequences of a contract owner submitting non-compliant instructions. Also disclose the consequences of a contract owner being noncompliant.

Response:

The Company will not accept allocation instructions from a contract owner participating in CustomChoice unless the instructions comply with the allocation limitations. The consequences of a contract owner submitting allocation instructions that do not comply with the CustomChoice Allocation limitations is disclosed on page 2 of the supplement. See also response to comment #31 from comments received on November 23, 2009.

36.	In the section entitled ?Contract Value Allocation Plan,? disclose whether any charges will apply if a contract owner chooses to reallocate the contract value to a different allocation plan.

Response:

There are no charges for transferring contract value from one allocation plan to another, as confirmed in the Company?s response to comment #26 from comments received on November 23, 2009.

37.	In the section entitled ?Contract Value Allocation Plan? disclose in the last paragraph the extent to which a contract owner is obligated to accept changes or adjustments to the various allocation plans and describe the circumstances under which the modifications could lead to actions required of an owner or adverse consequences for an owner.

Response:

Contract owners instruct the Company as to their allocations and are not required to change allocations if the ?Plan? changes later. However, the Company reserves the right to add, delete, or modify allocation plans at any time. If a contract owner makes an allocation change request to an allocation plan that is no longer available, the contract owner will be obligated to provide a new allocation instruction to one of the allocation plans available at the time of the request.

38.	In the section entitled ?Contract Value Allocation Plan?, describe how a contract owner terminates participation in an allocation plan and describe any applicable fees if a contract owner decides to stop participating.

Response:

If the contract owner elects the GMIB rider they must participate in an approved allocation plan. The contract owner may transfer contract value from one approved plan to another approved plan. There are no additional fees charged for transferring between approved allocation plans.

39.	Explicitly disclose the relationship between withdrawals exceeding 5% and termination of the rider and also disclose how the pro rata amount of the rider charge will be determined and deducted upon termination.

Response:

Any withdrawal exceeding the greater of 5% of the Roll-up Value as of the prior contract anniversary or the RMD amount disqualifies the contract from the Automatic Payment Phase. If a contract is not eligible for the Automatic Payment Phase and the contact value is reduced to zero, the rider and the contract terminate. The Company has added and revised disclosure on pages 8, 9 and 11 of this supplement in response to this comment. In addition, if the contract and the rider have terminated, there will be no further pro rata deductions.

40.	Ensure supplement contains appropriate references to Appendix G.

Response:

In response to the Staff?s comment, the following has been added as the last sentence of the first paragraph of the section entitled ?The Benefit? on page 6 of the prospectus:

See Appendix G for numeric examples of the GMIB rider.

41.	In example 1 of Appendix G, disclose the assumption on which the example is based, choose one line where the contract value has increased and another where contract value has decreased and disclose the calculation of the HAV,
Roll-up Value and Benefit Base.

Response:

In response to the Staff?s comment, the Company has added the following to Example #1 of Appendix G immediately below the last row of the numeric examples:

In the example above, the beginning of year 2 illustrates the impact on benefit values when the contract value increases. The contract value has increased to $53,000 and the Highest Anniversary Value is reset to the current contract value. The Roll-up Value is calculated as the prior Roll-up Value, accumulated at 5% ($50,000 * 1.05 = $52,500). The Benefit Base is the greater of the Highest Anniversary Value or the Roll-up Value, resulting in a Benefit Base at this point of $53,000.

In the example above, the beginning of year 5 illustrates the impact on benefit values when the contract value decreases. The contract value has decreased to $54,000 and since that is less than the prior year, the Highest Anniversary Value remains at $64,000 and is not reset. The prior Roll-up Value is accumulated at 5% ($60,775 * 1.05 = $63,814). The Benefit Base is the greater of the Highest Anniversary Value or the Roll-up Value, resulting in a Benefit Base of $64,000. In this example, there is no increase or decrease to the Benefit Base when compared to the prior contract anniversary.

Beginning with the 10th contract anniversary (beginning of year
11), monthly annualized income is illustrated assuming the contract is annuitized under a life with 60 months certain option for a male annuitant. The GMIB Fixed Annuity Payment column reflects the amount of income provided by the GMIB Benefit Base if the GMIB is exercised. The Minimum Guaranteed Fixed Annuity Payment reflects the amount of fixed annuity payment provided by the contract value under the minimum contract guarantees.

42.	In example 1 of Appendix G, clarify the purpose of the table and how the numbers shown are relevant to what the contract owner will receive.

Response:

In response to the Staff?s comment, the following has been added as the first paragraph under Example #1 in Appendix G:

The table below is meant to provide a graphic example of how the Highest Anniversary Value, Roll-up Value and Contract Value vary relative to one another during periods of positive and negative market fluctuations. The columns to the right entitled ?GMIB Fixed Annuity Payment? and ?Minimum Guaranteed Annuity Payment? demonstrate annuity payment amounts using the default annuity payment option of life with a period certain of 60 months.

43.	In example 3 of Appendix G, explain how the Roll-up Value was calculated.

Response:

The supplement has been revised to comply with the Staff?s comment.

44.	In example 4 of Appendix G, clarify how the Roll-up Value stated in the first paragraph was calculated and also clarify the reference to accumulated interest; clarify why $117,000 is in the calculation of the highest anniversary value of the third paragraph; clarify how the benefit base is calculated in the last column; show how the GMIB will be calculated and clarify the benefit the contract owner would receive in this example.

Response:

Examples 2 through 5 of are progressive; meaning, the facts of each example build on the facts of the prior example. To comply with the Staff?s comment, the following has been added to replace the first sentence of page 13 of the supplement:

Examples 2-5 are progressive, starting with an initial purchase payment of $100,000 and illustrating the impact of additional contract activity on the benefit values. Each subsequent example builds on the activity illustrated in the prior example. At any point in time the Benefit Base is equal to the greater of the Highest Anniversary Value or the Roll-up Value.

The following has also been added as the last sentence of text in Example #4 to help clarify how the benefit base is calculated in the last column:

A pro-rata adjustment reduces the value by the same proportion as the withdrawal bears to the contract value immediately before the withdrawal. The contract value prior to the withdrawal is $117,000 and the $5,000 withdrawal during the second contract year is applied on a pro-rata basis to adjust the Highest Anniversary Value to $110,085 ($115,000 - $115,000 * ($5,000 / $117,000) =
$110,085).

45.	In examples 5 and 6 of Appendix G, make the clarifications similar to those made in comment #44 to the extent they are relevant.

Response:

In response to the Staff?s comment, Example #5 in Appendix G has been replaced with the following:

Example #5 ? Withdrawals during the third contract year exceeding 5% of the Roll-up Value

At the beginning of year 3, the Contract Value of $118,000 is greater than the previous Highest Anniversary Value of $110,085, and the Highest Anniversary Value is reset. The Roll-up Value accumulates at 5% for the latter 6 months in year 2 ($113,093 *
1.05 ^ (6/12) = $115,886).

The withdrawal of $8,000 during the third contract year is greater than 5% of the Roll-up Value as of the prior contract anniversary ( 5% * $115,886 = $5,794) and thus the withdrawal adjustment for the Roll-up Value is applied on a pro-rata basis. The contract value immediately prior to the withdrawal is $102,000 and the Roll-up Value is first accumulated at 5% for six months ($115,886
* 1.05 ^ (6/12) = $118,748) and then the withdrawal is applied ($118,748 - $118,748 * $8,000 / $102,000 = $109,434).

Withdrawals are always applied to the Highest Anniversary Value on a pro-rata basis. The $8,000 withdrawal is taken by applying a pro-rata adjustment to the Highest Anniversary Value ($118,000 -
$118,000 * $8,000 / $102,000 = $108,745).

Contract 	Age	Contract	Purchase	Withdrawal	Contract	Highest	Roll-up	Benefit
Anniversary		Value	Payments	Amount	Value	Anniversary	Value	Base
		Before	Received		after	Value
		Activity			Activity

Beginning of
Year 1	60	-	$100,000	-	$100,000	$100,000	$100,000	$100,000
Activity 6
months later	60	$102,000	$10,000	-	$112,000	$110,000	$112,470	$112,470
Beginning of
Year 2	61	$115,000	-	-	$115,000	$115,000	$115,247	$115,247
Activity 6
months later	61	$117,000	-	$5,000	$112,000	$110,085	$113,093	$113,093
Beginning of
Year 3	62	$118,000	-	-	$118,000	$118,000	$115,886	$118,000
Activity 6
months later	62	$102,000	-	$8,000	$94,000	$108,745	$109,434	$109,434


Also, the text of Example #6 has been replaced with the following:

The owner may elect to reset the Roll-up to the contract value beginning with the 3rd anniversary after rider election. A written request within 30 days prior to the contract anniversary will be required. If the reset is not elected on the first available anniversary, it will be available on future anniversaries. Once elected, the reset may not be elected for another 3 year period. A reset will only occur if the contract value is greater than the Roll-up on the date of reset. The reset is not available after age 80. The optional reset was elected in the example on the highlighted contract anniversary. Upon reset, the Roll-up Value is set to the current contract value and future Roll-up Values will be based on the new amount. The charge may increase upon reset and there is a new 10 year period before GMIB may be annuitized. In this example, the owner could not annuitize until their 13th contract anniversary (10 years after the latest reset). Annualized monthly income based on a life with 60 months certain and a male annuitant is illustrated below for the first Benefit Date. The GMIB Fixed Annuity Payment column reflects the amount of income provided by the GMIB Benefit Base if the GMIB is exercised. The Minimum Guaranteed Fixed Annuity Payment reflects the amount of fixed annuity payment provided by the contract value under the minimum contract guarantees.

Lastly, in response to the Staff?s comment, the following has been added as the right columns for year 14 in example #6:

	GMIB Fixed 	Minimum Guaranteed
	Annuity Payment	Fixed Annuity Payment
	$10,632	$11,122

46.	Confirm there are no material changes to the Statement of Additional
Information.

Response:

The Company confirms there have been no material changes to the Statement of Additional Information.

47.	Make appropriate Tandy representations.

Response:

The Company confirms it has included appropriate Tandy representations.








III.  SEC Comments received on December 2, 2009


1.	Add the disclosure from comment #28 (received on November 24, 2009) to the first page of the supplement.

Response:
In response to the Staff?s comment, the following has been added to the section entitled ?Guaranteed Minimum Income Benefit (GMIB)? on page 1 of the supplement:
If your contract is not eligible for the Automatic Payment Phase, any withdrawal or charge that reduces your contract value to zero terminates the rider and the contract.

2.	Add to the overview paragraph added in response to comment #7 (received on
November 23, 2009) a one sentence description of GMIB and a sentence indicating that contract owners may only elect one living benefit rider.

Response:

In response to the Staff?s comment, the following has been added as the last two sentences of the supplement overview section at the top of page 1 of the supplement:

The GMIB provides a guaranteed fixed annuity benefit at annuitization. This supplement describes the benefit and its costs and limitations in detail. Please note contract owners may only elect one living benefit rider with their contract.

3.	Expand the response to comment #8 (received on November 23, 2009) to include a reference to other living benefit riders.

Response:

The response to comment #8 of the comments received by the Company on November 23, 2009, is the last sentence of the introductory paragraph of the supplement and has been revised to read as follows:

For more information on the Guaranteed Income Provider Benefit and other living benefit riders, including the costs and guarantees, see the section entitled ?Other Contract Options (Living
Benefits), beginning on page 44 of the prospectus.


4.	Immediately following the response to comment #13 (received on November 23,
2009), add disclosure indicating that if contract owners anticipate having to make a number of withdrawals from the contract the GMIB rider may not be appropriate.

Response:

In response to the Staff?s comment, the following has been added to the section entitled ?Guaranteed Minimum Income Benefit (GMIB)? on page 1 of the supplement:

If you anticipate having to make numerous withdrawals from the contract, this rider may not be appropriate.

5.	Add to the overview section on page 1 of the supplement, the disclosure from the response to comment #5 (received November 24, 2009).

Response:

In response to the Staff?s comment, the following has been added to the section entitled ?Guaranteed Minimum Income Benefit (GMIB)? on page 1 of the supplement:

The GMIB annuity payout rates are conservative so the annuity payments provided by this rider may be less than the same annuity payment option available under the base contract, even if the Benefit Base is greater than the contract value.

6.	Confirm for the Staff that contract owners who own existing living benefit riders are not eligible for the GMIB rider.

Response:

The Company confirms that contract owners who own existing living benefit riders are not eligible for the GMIB rider.

7.	Add disclosure to the description of the CustomChoice allocation limitations that the limitations that apply to the individual funds within each group apply to the entire contract value not just the amount allocated to that particular group.
Response:

The supplement has been revised to comply with the Staff?s comment.






8.	Add an explanatory sentence to the bottom of the allocation limitations explaining groups A and B have minimum allocation limitations and groups C and D do not.

Response:

In response to the Staff?s comments, the following has been added immediately following the asset allocation limitations at the bottom of page 2 of the supplement:

Please note?the above percentage limitations require that you allocate a minimum of 30% of contract value to Group A and a minimum of 30% of contract value to Group B. You are not required to allocate anything to Groups C or D.


IV.  SEC Comments received on December 3, 2009


1.	Add the last sentence of my response to comment #37 in my response memo to the section entitled ?Possible Changes? on page 5 of the supplement.
Response:

In response to the Staff?s comment, the Company has added the following as the second to last sentence of the section entitled ?Possible Changes?:

If a contract owner makes an allocation change request to an allocation plan that is no longer available, the contract owner will be obligated to provide a new allocation instruction to one of the allocation plans available at the time of the request.

2.	Add another bullet to page 6 of the supplement indicating that if the contract owner anticipates having to take numerous withdrawals the GMIB option may not be appropriate.
Response:

In response to the Staff?s comment, the Company has added the following as the third bullet within the section entitled ?Guaranteed Minimum Income Benefit (GMIB) Option?:

If you anticipate having to make numerous withdrawals from the contract, this option may not be appropriate.

3.	On page 6 of the supplement revise the bullet describing the $25,000 purchase payment limitation to clarify that the limit does not include first year purchase payments.
Response:

The supplement has been revised to comply with the Staff?s comment.

4.	In the second sentence of the section entitled ?The Benefit? on page 6 of the prospectus, change the word ?provided? to ?calculated?.
Response:

The supplement has been revised to comply with the Staff?s comment.

5.	Add the phrase ?upon annuitization? to the end of the state premium tax disclosure on page 8 of the prospectus.
Response:

The requested information is provided in detail on page 36 of the prospectus in the section entitled ?Calculation of Your First Annuity Payment?. In response to the Staff?s comment, the following has been added at the bottom of page 11 of the supplement:

The following replaces the last sentence of the second paragraph of the section entitled ?Contract Charges and Expenses?:

State premium taxes may also be deducted upon annuitization.

6.	Revise the annuity payment description under the section entitled
?Exercising the Benefit? on page 7 of the prospectus to clarify the option selected under the rider will be compared to the same option calculated under the base contract and the contract owner will receive the higher of the two amounts.
Response:

In response to the Staff?s comment, the second paragraph of the section entitled ?Exercising the Benefit? is replaced with the following:

The fixed annuity payment amount will be the greater of:

(a) the fixed annuity payment selected by the contract owner, calculated under the terms of this rider; or

(b) the same fixed annuity payment option calculated under the terms of the base contract.

7.	Confirm the Appendix G examples reflect applicable deferred sales charge deductions.
Response:

The Company confirms the Appendix G examples reflect applicable deferred sales charge deductions.

8.	Confirm the Appendix G examples demonstrating a scenario under which the highest anniversary value is higher than the roll up value.
Response:

The Company confirms the Appendix G examples demonstrate a scenario under which the Highest Anniversary Value is higher than the Roll-up Value. See the Company?s response to comment #45 received on November 24, 2009.

9.	In the first sentence of page 8 of the supplement replace the words
?adjusted? with the words ?increased? and ?decreased?.
Response:

The supplement has been revised to comply with the Staff?s comment.

10.	Amend the Company?s response to comment #19 (received on November 24,
2009), to clarify that the contract owner begins to receive the benefit at annuitization rather than receiving the entire benefit at the point of annuitization.
Response:

In response to the Staff?s comment, the following will replace the Company?s response to comment #19 (received on November 24, 2009) as the last bullet on page 8 of the supplement:

Withdrawals may only be taken prior to annuitizing the contract.
You will begin to receive the GMIB benefit when the contract is annuitized. Thus, once you elect to receive the GMIB benefit, you may no longer take withdrawals from the contract.

11.	In the first sentence of the first paragraph of section entitled ?Required
Minimum Distribution?, change the word ?your? to the word ?this? to clarify that the RMD amount is based on the value of this particular contract.
Response:

The supplement has been revised to comply with the Staff?s comment.


12.	In the second paragraph of the Company?s response to comment #18 (received on November 24, 2009), add a parenthetical immediately following the mention of the 2009 contract year in the second to last sentence noting that the 2009 contract year runs from April 1st through March 31st.
Response:

In response to the Staff?s comment, the following will replace the Company?s response to comment #18 (received on November 24, 2009) on page 8 of the supplement:

For a contract which is part of a qualified plan or IRA, any withdrawal that causes the cumulative withdrawals for the contract year to exceed the greater of the RMD applicable at the time of the withdrawal or 5% of the Roll-up Value as of the prior contract anniversary, will reduce the Roll-up Value on a pro-rata basis, as opposed to a dollar-for-dollar basis. Below is an example of how this would apply.

Assume an IRA with a contract year of April 1 to March 31, and there are no withdrawals other than as described. Five percent of the Roll-up Value as of the prior contract anniversary (April 1, 2009) is $5,000. The RMDs for calendar years 2009 and 2010 are $6,000 and $8,000, respectively. If the owner withdraws $1,500 in each of the last three quarters of calendar year 2009 and $2,000 in the first quarter of calendar year 2010, then the owner will have withdrawn $6,500 for the 2009 contract year (April 1 to March
31). However, since the sum of the owner?s withdrawals for the 2009 contract year is less than the RMD applicable at the time of the withdrawal (i.e., $8,000), all of that year?s withdrawals would reduce the Roll-up Value on a dollar-for-dollar basis.

Consider another example using the same assumptions in the paragraph above, but instead of the contract owner taking the $2,000 withdrawal in the first quarter of 2010 he or she takes it in the last quarter of 2009. In that case, the withdrawals for the contract year (i.e $6,500) exceed the applicable RMD at the time of the withdrawal (i.e. $6,000) and the entire $2,000 withdrawal is subject to pro rata withdrawal treatment. Note--the last withdrawal makes the total withdrawals for the year exceed the RMD amount.

13.	Add a statement to the last paragraph of the Company?s response to comment
#18 (received on November 24, 2009) clarifying that the contract owner would have withdrawn $6,500 by the end of calendar year 2009 and noting that the last withdrawal makes the total withdrawals exceed the applicable
RMD for calendar year 2009.

Response:

Page 8 of the supplement has been revised to comply with the Staff?s comment. See the Company?s response to comment #12 (received December 3,
2009).

14.	Revise the language inserted in the Company?s response to comment #29
(received on November 24, 2009) to read ?unless you select a different annuity payment option under this rider as described below.?
Response:

Page 9 of the supplement has been revised to comply with the Staff?s comment.

15.	Revise the Company?s response to comment #26 (received on November 24,
2009) include the word ?you? where appropriate.
Response:

Page 9 of the supplement has been revised to comply with the Staff?s comment.

16.	Add the language added in the Company?s response to comment #28 (received on November 24, 2009) to subpart (b) of the section entitled ?Rider
Termination?.
Response:

In response to the Staff?s comment, the following has been added as a parenthetical to subpart (b) of the section entitled ?Rider Termination? on page 11 of the supplement:

(If your contract is not eligible for the Automatic Payment Phase, any withdrawal or charge that reduces your contract value to zero terminates the rider and the contract.)

17.	Add disclosure to page 6 of the supplement making clear that this rider is an annuitization rider and not a withdrawal rider and that unless the contract is eligible for the auto payment phase, if the contract value falls to zero, the rider and the contract will terminate.
Response:

In response to the Staff?s comment, the following has added to the beginning of the second bullet on page 6 of the supplement:

The GMIB is an annuitization benefit, not a withdrawal benefit.

Also, the following has been added as the fourth bullet on page 6 of the prospectus:

If your contract is not eligible for the Automatic Payment Phase
(described below), any withdrawal or charge that reduces your contract value to zero terminates the rider and the contract.

18.	In the second paragraph of page 10, change the word ?the? to the word
?this? when referring to the minimum payment requirement.
Response:

The supplement has been revised to comply with the Staff?s comment.


V.  SEC Comments received on December 7, 2009

Per the Staff?s instruction, changes in response to the following comments will be incorporated into the registration statement via a post-effective amendment filed pursuant to Rule 485(b) of the 1933 Act on December 11, 2009.

1.	Add a parenthetical to the end of the first sentence of the first paragraph on page 1 abbreviating GMIB in the manner in which it will be abbreviated throughout the supplement.

2.	Revise references to the GMIB Rider to make consistent with abbreviation used in the first sentence on page 1 of the supplement.

3.	On page 7 of the supplement in the section entitled ?Possible Changes?
revise the fourth sentence to indicate that the contract owner will be required to provide a new allocation instruction if the contract owner makes an allocation to a ?group or fund? that is no longer available, as opposed to an allocation plan.

4.	On page 8 of the supplement in the first bullet, replace the word ?option?
with ?GMIB rider?.

5.	On page 9 of the supplement in the section entitled ?Exercising the
Benefit?, replace subparts (a) and (b) with the following:
(a) the fixed annuity payment calculated under the terms of this rider based on the annuity payment option selected by the contract owner; or
(b) the fixed annuity payment calculated under the terms of the base contract based on the same annuity payment option selected by the contract owner.

6.	In the examples on pages 15 and 17 of the supplement, revise the title of the rightmost column to appropriately describe the data shown without using the words ?Minimum? and ?Guaranteed?. (Use ?Fixed Annuity Payment
Guaranteed under Base Contract?).


VI.  SEC Comments received on December 8, 2009

Per the Staff?s instruction, changes in response to the following comments will be incorporated into the registration statement via a post-effective amendment filed pursuant to Rule 485(b) of the 1933 Act on December 11, 2009.

1.	In the second sentence under Example #1 on page 14 of the supplement, replace ?Minimum Guaranteed Annuity Payment? with ?Fixed Annuity Payment Guaranteed under the Base Contract?.

2.	Add as the second sentence under Example #1 a sentence clarifying the distinction between the chart and the table, and the purpose of the table.

3.	In the Example #1 chart, clarify that the horizontal axis represents the contract year and add dollar signs to the vertical axis.

4.	Add a parenthetical to the end of the first sentence under Example #1 clarifying that the periods of positive and negative market fluctuations are reflected in the chart by the ?Contract Value? line.

***********

As confirmed by the Staff in a phone conversation on December 8, 2009, the above responses satisfy the Staff?s comments. The Company filed a post-effective amendment to incorporate the changes on December 11, 2009. Please direct additional questions or comments to the undersigned at (651) 665-4145.



Very truly yours,




Michael T. Steinert
Attorney